UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. )

Under the Securities Exchange Act of 1934

nuvectis pharma, inc.

(Name of Issuer)

Common Stock, $0.00001 Par Value

(Title of Class of Securities)

67080T108

(CUSIP Number)

Ron Bentsur

1 Bridge Plaza

Suite 275

Fort Lee, NJ 07024

(201) 614-3151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Ron Bentsur
2.	Check the Appropriate Box if a Member of a Group
Not Applicable
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)

Not Applicable
6.	Citizenship or Place of Organization

United States

	7.	Sole Voting Power

Number of		2,728,700[1]
Shares	8.	Shared Voting Power
Beneficially
Owned By		0
Each Reporting	9.	Sole Dispositive Power
Person with
		2,728,700[1]
	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,728,700[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☒
13.	Percent of Class Represented by Amount in Row (11)

21.46% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person

IN

1.	This excludes 96,759 shares of restricted stock granted to Mr. Bentsur on July 27, 2021 in connection with the closing of the $15.3 million Preferred A capital raise. These restricted shares vest on July 27, 2022.

2.	Percentage based upon 12,717,794 shares of the Issuer's common stock outstanding as reported by the Issuer on its Form 10-K filed with the Securities and Exchange Commission on March 23, 2022.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock of Nuvectis Pharma, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 1 Bridge Plaza, Suite 275, Fort Lee, New Jersey 07024.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of Ron Bentsur (the “Reporting Person”).
(b)	The Reporting Person’s business address is 1 Bridge Plaza, Suite 275, Fort Lee, New Jersey 07024.
(c)	The Reporting Person is Chairman, Chief Executive Officer, and President of the Issuer.
(d)–(e)	During the last five years, the Reporting Person: (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	United States.

Item 3.	Source and Amount of Funds or Other Consideration.

In addition to the use of Personal Funds of the Reporting Person to purchase Issuer common stock, the Reporting Person has received grants of Issuer common stock as part of the Reporting Person's compensation from the Issuer.

Item 4.	Purpose of Transaction.

The Reporting Person serves as the Chief Executive Officer of the Issuer and Chairman of its board of directors and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The Reporting Person holds the securities of the Issuer for general investment purposes. The Reporting Person reserves the right, based on all relevant factors including the Reporting Person’s overall investment strategies, liquidity requirements and other portfolio management considerations, other investment opportunities available to the Reporting Person, and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of common stock or other securities of the Issuer, dispose of some or all of the shares of common stock or other securities of the Issuer that it may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs). The Reporting Person may also dispose of shares of common stock or other securities of the Issuer for the purposes of tax, estate planning or other personal financial planning purposes.

The Reporting Person may also acquire additional shares of common stock or other securities held of the Issuer through equity grants as compensation related to employment with the Issuer. Prior to the Issuer’s initial public offering, the Reporting Person held 2,565,459 shares of common stock.

Item 5.	Interest in Securities of the Issuer.

(a) – (c) The Reporting Person is the beneficial owner of 2,728,700 shares of the Issuer’s common stock, excluding 96,759 shares of restricted stock, representing beneficial ownership of 21.46% of all outstanding shares of the Issuer’s common stock based upon 12,717,794 shares of the Issuer’s common stock as reported by the Issuer on its Form 10-K filed with the Securities and Exchange Commission on March 23, 2022.

In the past 60 days the Reporting Person has made the following purchases of Issuer common stock;

Date of Purchase	Number of Shares	Price Per Share
February 4, 2022	200,000	$5.00(1)
February 4, 2022	12,500	$3.89(2)
February 7, 2022	14,000	$3.93(2)
February 7, 2022	6,000	$8.25
February 10, 2022	8,500	$6.34(2)
February 14, 2022	8,000	$5.88(2)
March 17, 2022	7,000	$7.63
March 28, 2022	4,000	$7.05

(1) This purchase was made as part of the Issuer’s initial public offering.

(2) Reflects an average price.

(d) No person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of common stock owned by the Reporting Person.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is party to an employment agreement with the Issuer dated May 21, 2021 and included below as Exhibit 1. The Reporting Person has received and has the right to receive shares through the Nuvectis Pharma, Inc. Global Equity Incentive Plan (2021), included below as Exhibit 2. The Reporting Person has 96,759 shares of restricted stock vesting on July 27, 2022.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1	Employment Agreement by and between Ron Bentsur and Nuvectis Pharma, Inc. Incorporated by reference to Exhibit 10.2 to the Form S-1/A filed by the Issuer with the SEC on October 28, 2021 (Registration No. 333-260099).*

Exhibit 2	Nuvectis Pharma, Inc. Global Equity Incentive Plan (2021). Incorporated by reference to Exhibit 10.1 to the DRS/A on Form S-1 filed by the Issuer with the SEC on September 20, 2021.*

* Previously Filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2022

	By:	/s/ Ron Bentsur
	Name:	Ron Bentsur